Medical Imaging Corp.

848 N. Rainbow Blvd. #2494

Las Vegas, Nevada 89107

August 13, 2014

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Suying Li

Staff Accountant

Re:

Medical Imaging Corp.
Item 4.01 Form 8-K
Filed August 7, 2014

File No. 333-136436

Dear Ms. Li:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 11, 2014, setting forth comments to Item 4.01 of Form 8-K (the “Form 8-K”), filed by Medical Imaging Corp. (the “Company”) on August 7, 2014. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 8-K Filed August 7, 2014:

1.

Your disclosure in the second paragraph pertains to circumstances during your two most recent fiscal years and subsequent interim period ended June 30, 2014. Please expand your disclosures to state whether, during your two most recent fiscal years and any subsequent interim period prior to the resignation of your former auditor, there were any disagreements with your former auditor on any matter of accounting principles or practices as described in the Item 304(a)(1)(iv) of Regulation S-K.

Response:  The Company has filed an amended Form-K with the Commission (the “Form 8-K/A”) expanding its disclosures to state that during the two most recent fiscal years, and the subsequent interim period prior to the resignation of its former auditor, there were no disagreements with its former auditor on any matter of accounting principles or practices.

2.

In the third paragraph, you disclose the existence of two material weaknesses in internal control over financial reporting as reportable events pursuant to Item 304(a)(1)(v)(A) and make reference to the disclosure in Part I Item 4 of your Form 10-Q for the quarterly period ended March 31, 2014. Please refer us to the specific section in your Form 10-Q where you provided such information. We also note you concluded your internal control over financial reporting was effective as of December 31, 2013 and 2012 according to the disclosure under Item 9A of your Forms 10-K for the fiscal years ended December 31, 2013 and 2012. Please revise your filing to state whether your former auditor advised you there were material weaknesses in your internal control over financial reporting during the two most recent fiscal years and subsequent interim period and how the management considered these material weaknesses in concluding the effectiveness of your internal control over financial reporting.

Response: As noted by the Staff, the Company has concluded that its internal control over financial reporting was effective as of December 31, 2013 and 2012, as disclosed under Item 9A of its Forms 10-K for the fiscal years ended December 31, 2013 and 2012. Therefore, the language contained in the Form 8-K regarding the existence of two material weaknesses in its internal control over financial reporting was not correct. To be clear, the Company’s former auditor never advised the Company that there were any material weaknesses in the Company’s internal control over financial reporting during the two most recent fiscal years and subsequent interim period. The language in question has been removed from the Form 8-K/A.

3.

We remind you to file an updated letter from your former auditor stating whether they agree with your revised Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-K.

Response: The Company has attached a letter from its former accountant as Exhibit 16.1 to the Form 8-K/A.

The Company hereby acknowledges that:

●  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

●  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (647) 288-1508.

Sincerely,
/s/ Mitchell Geisler
Mitchell Geisler Chief Executive Officer

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